082-00034

RECEIVED
2008 OCT -2 P 12:

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

[redacted]

SUPPL

Facsimile

08005162

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	30/09/2008 9:29:16 AM	**No of pages:**	7 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Appendix 3B which has been released to the ASX market today.

Kind Regards
Suzanne Roberts
Legal Assistant

PROCESSED
OCT 07 2008
THOMSON REUTERS

The information contained in the facsimile is intended only for the use of the person(s) to whom it is addressed and may be confidential or contain legally privileged information. If you are not the intended recipient you are hereby notified that any perusal, use, distribution, copying or disclosure is strictly prohibited. If you have received this facsimile in error please immediately telephone us (we will accept reverse charges) on 61 8 8116 5000 and return the original facsimile to us by mail without making a copy.

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**1,022,401**
3	Principal terms of the securities (eg. if options. exercise price and expiry date; if partly paid securities. the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$18.188600 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets. clearly identify those assets)	**Shares issued under the Dividend Reinvestment Plan**

7 Dates of entering securities into uncertificated holdings or despatch of certificates

30 September 2008

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

596,409,307	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	**(i) held by eligible employees; and**
73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,376,491	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,193,520	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
28,813	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 30 September 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2008 OCT -2 P 12:-1

Santos

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	30/09/2008 11:32:32 AM	**No of pages:**	11 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Appendix 3Y - Change of Director's Interest Notice for each of S. Gerlach. KC Borda, PR Coates, KA Dean and RM Harding.

Kind Regards
Suzanne Roberts
Legal Assistant

The information contained in the facsimile is intended only for the use of the person(s) to whom it is addressed and may be confidential or contain legally privileged information. If you are not the intended recipient you are hereby notified that any perusal, use, distribution, copying or disclosure is strictly prohibited. If you have received this facsimile in error please immediately telephone us (we will accept reverse charges) on 61 8 8116 5000 and return the original facsimile to us by mail without making a copy.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	3 July 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Registered holder: S Gerlach Pty Ltd. The director is a shareholder and director of the registered holder. Registered holder: Invia Custodian Pty Ltd for the Gerlach Super Fund. The director is a beneficiary of the Gerlach Super Fund.
Date of change	30 September 2008
No. of securities held prior to change	4,429 fully paid ordinary shares (direct interest) 47,248 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares
Number acquired	54 (direct interest) 571 (indirect interest)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.188600 per share

No. of securities held after change	4,483 fully paid ordinary shares (direct interest) 47,819 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH CHARLES BORDA
Date of last notice	3 July 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Kindale Pty Ltd as trustee of the Borda Super Fund, of which the director is the beneficiary
Date of change	30 September 2008
No. of securities held prior to change	8,802 fully paid ordinary shares (direct interest) 30,932 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares.
Number acquired	106 (direct interest) 374 (indirect interest)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.188600 per share

No. of securities held after change	8,908 fully paid ordinary shares (direct interest) 31,306 fully paid ordinary shares (indirect interest)
Nature of change Example: on market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER ROLAND COATES
Date of last notice	3 July 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	30 September 2008
No. of securities held prior to change	1,900
Class	Fully paid ordinary shares
Number acquired	23
Number disposed	Nil
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$18.188600 per share

No. of securities held after change	1,923 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH ALFRED DEAN
Date of last notice	3 July 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	30 September 2008
No. of securities held prior to change	5,357 fully paid ordinary shares
Class	Fully paid ordinary shares.
Number acquired	65
Number disposed	Nil
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$18.188600 per share

No. of securities held after change	5,422 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD MICHAEL HARDING
Date of last notice	3 July 2008

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	30 September 2008
No. of securities held prior to change	1,125 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	14
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.188600 per share

No. of securities held after change	1,139 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non cash, provide details and an estimated valuation	
Interest after change	

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED

2008 OCT -2 P 12: -1

Santos

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	30/09/2008 1:13:00 PM	**No of pages:**	**7 (incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Appendix 3B which has been relased to the ASX market today.

Kind Regards
Suzanne Roberts
Legal Assistant

The information contained in the facsimile is intended only for the use of the person(s) to whom it is addressed and may be confidential or contain legally privileged information. If you are not the intended recipient you are hereby notified that any perusal, use, distribution, copying or disclosure is strictly prohibited. If you have received this facsimile in error please immediately telephone us (we will accept reverse charges) on 61 8 8116 5000 and return the original facsimile to us by mail without making a copy.

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**6,182,371**
3	Principal terms of the securities (eg. if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$18.188600 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Shares issued to the underwriter of the Dividend Reinvestment Plan.**

7 Dates of entering securities into uncertificated holdings or despatch of certificates	**30 September 2008**	
8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**602,591,678**	**Fully paid ordinary shares**
	6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	**(i) held by eligible employees; and**
73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,376,491	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,193,520	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
28,813	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

New issue announcement,
application for quotation of additional securities and agreement

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 30 September 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2008 OCT -2 P 12: 1

Santos

Facsimile

To:	Securities Exchange Commission	Fax:	0001112027729207
From:		Return Fax:	
Date:	30/09/2008 4:26:00 PM	No of pages:	2 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached ASX/Media Release re FUELS Dividend Rate, released to the ASX market today.

Kind Regards
Suzanne Roberts
Legal Assistant

The information contained in the facsimile is intended only for the use of the person(s) to whom it is addressed and may be confidential or contain legally privileged information. If you are not the intended recipient you are hereby notified that any perusal, use, distribution, copying or disclosure is strictly prohibited. If you have received this facsimile in error please immediately telephone us (we will accept reverse charges) on 61 8 8116 5000 and return the original facsimile to us by mail without making a copy.

ASX/Media Release

Santos

Investor enquiries
Dean Bowman
+61 8 8116 5150 / +61 (0) 409 969 289
dean.bowman@santos.com

30 September 2008

FUELS Dividend Rate

Santos today announced that the dividend rate for its Franked Unsecured Equity Listed Securities (FUELS) will be 6.0142% per annum for the dividend period from and including 30 September 2008 to 30 March 2009.

After incorporating the value of expected franking credits, the grossed-up dividend rate equates to 8.5917% per annum for the dividend period.

In accordance with the FUELS terms of issue, the non-cumulative floating rate dividend on the FUELS, incorporating, on a grossed-up basis, the value of franking credits, is set at a 1.55% gross margin above the 180 day bank bill swap rate for the applicable dividend period.

This bank bill swap rate on the first business day of the dividend period 30 September 2008 was 7.0417%.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

END